UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUNNYSIDE BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867475105

(CUSIP Number)

Thompson LLP
75 Broad Street, Suite 2120
New York, NY 10004

Attn: Benjamin S. Thompson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867475105	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark M. Silber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 867475105	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rhodium BA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 867475105	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OppCapital Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 867475105	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

(a) Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”) (b) Name of Issuer: Sunnyside Bancorp, Inc.

(c) Address of Issuer’s Principal Executive Offices

56 Main Street

Irvington, New York 10533

Item 2.  Identity and Background.

Mark M. Silber

a.Business Address: c/o Rhodium BA Holdings, LLC. One World Trade Center, Suite 8500, New York, NY 10006

b.Principal Occupation:  Mr. Silber is a Managing Partner of Rhodium Capital Advisors, LLC, a fully integrated real estate investment firm that focuses on value-add opportunities in the multi-family and office sectors.

c.Citizenship: U.S.A.

Rhodium BA Holdings LLC (“Rhodium BA”)

a.State of Formation: Delaware

b.Business Address: One World Trade Center, Suite 8500, New York, NY 10006

c.Principal Business: Rhodium BA Holdings LLC was established in connection with the potential acquisition of the Issuer. It has no current business operations.

OppCapital Associates LLC (“OppCapital”, and collectively with Rhodium BA and Mr. Silber, the “Reporting Persons”)

a.State of Formation: Wyoming

b.Business Address: One World Trade Center, Suite 8500, New York, NY 10006

c.Principal Business: OppCapital was established in connection with the potential acquisition of the Issuer. It has no current business operations.

Mark M. Silber is the 100% owner of Rhodium BA. Rhodium BA is the 100% owner of OppCapital.

During the last five years, none of Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). During the last five years, none of the Individual Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock reported in Item 5 was approximately $1,181,661.33.  The source of the funds was the personal funds of Mr. Silber.

Item 4.  Purpose of Transaction.

Rhodium BA expressed its interest in purchasing up to 100% of outstanding Common Stock on multiple occasions throughout the past twelve months. Rhodium BA initially expressed this interest to the Board of Directors of the Issuer (the “Board”) in July 2020 and the offer—though it would have been potentially quite attractive to shareholders of the Issuer—was rejected without explanation. Rhodium BA again contacted the Board by letter on November 10, 2020, offering to purchase up to 100% of the Common Stock at a 15% premium to the Issuer’s tangible equity. This offer was likewise declined without explanation.

The Reporting Persons were surprised by the Issuer’s announcement that it signed a definitive merger agreement (the “DLP Merger Agreement”) with DLP Bancshares Inc. on March 16, 2021, without communicating with Rhodium BA with respect to its documented and sincere interest in a like transaction, especially considering that the agreed-upon merger price offered very little premium to the Issuer’s trading price and was well beneath Rhodium BA’s then-most recent offer. Accordingly, Rhodium BA once again sent a letter to the Issuer on March 25, 2021 offering to purchase up to 100% of the Common Stock at a per share price in excess of the merger price, even when considering any break fees payable, and, once again, the Issuer summarily rejected Rhodium BA’s offer without explanation. The Reporting Persons then acquired beneficial ownership of the shares of Common Stock reported in this Schedule 13D in April 2021.

On April 20, 2021, the Reporting Persons sent a public letter to the Board (the “Letter”) in light of the Board’s continued refusal to engage in any discussion whatsoever with Rhodium BA, which comes at the clear expense of the Issuer’s shareholders and their ability to receive a substantial and certain all-cash premium for their shares of Common Stock. The Letter notes the Board’s failure to engage with Rhodium BA (an interested, good-faith buyer that had offered a higher per share price before the Merger Agreement was announced) cannot possibly be reconciled with the fiduciary duties of the Board to its shareholders. The Letter also notes that the members of the Board have further stifled their fiduciary obligations by agreeing to restrictive covenants and lock-up provisions in the Merger Agreement that all but ensure that the Board will perform no market check, discourage competing bids, and otherwise dispose of its duties to seek the best possible value for the Issuer’s shareholders. Because the Reporting Persons remain committed to a transaction and their interest in the Issuer remains high, the Letter explains that Rhodium BA is prepared to proceed immediately with a fully financed, cash offer for 100% of the outstanding shares of Common Stock at $18.50 per share (a 23% premium to the Common Stock closing price as of Monday April 19, 2021 of $15.00, a 19% premium to the DLP Merger Agreement price and a 50% premium to the unaffected share price of Common Stock on March 16, 2021) (the “Offer”). The Letter provides that if the Board does not respond to the Offer by 5:00 p.m. EDT on Wednesday April 28, 2021 indicating that the Issuer will enter into a confidentiality agreement and proceed with constructive discussion and meaningful evaluation of the Offer, the Reporting Persons will take the compelling Offer directly to the Issuer’s shareholders. The foregoing is qualified in its entirety by reference to the Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.1.

The Reporting Persons intend to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the potential acquisition of the Issuer and other matters, including the Issuer’s business, operations, governance, management, strategy, capitalization and Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Common Stock owned by each of the Reporting Persons. The percentage set forth in row 13 on each cover page is based on 793,500 outstanding

Shares as of March 29, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed on March 31, 2021.

(b) See Items 7-10 of the cover pages to this Schedule 13D, which are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Common Stock. Mr. Silber is the 100% owner of Rhodium BA. Rhodium BA is the 100% owner of OppCapital. Mr. Silber has the sole ultimate power to direct the disposition or voting of any of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) The Reporting Persons have effected the transactions in the Common Stock during the past sixty days as set forth on Exhibit 99.3. All purchases were made by Mr. Silber and all acquired stock was then transferred to OppCapital on April 14, 2021 (59,000 shares) and April 15, 2021 (18,924 shares).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1Letter to Board of Directors of Issuer, dated April 20, 2021

99.2Joint Filing Agreement

99.3Schedule of Stock Purchases

99.4Power of Attorney

CUSIP No. 000000000	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPCAPITAL ASSOCIATES LLC

/s/ Benjamin S. Thompson Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber

Managing Member of its Sole Member (Mark M. Silber) Title

April 20, 2021 Date
RHODIUM BA HOLDINGS LLC
/s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber Managing Member
Title
April 20, 2021
Date MARK M. SILBER /s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber April 20, 2021